SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        Amendment No. 14


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven            Jane M. Gootee       Louis W. Pribila
Vice President, General Vice President       Vice President,
Counsel and Secretary   Rofan Services Inc.  Secretary
The Dow Chemical        2030 Dow Center      and General Counsel
Company                 Midland, MI  48674   Dow AgroSciences LLC
2030 Dow Center         (517) 636-1000       9330 Zionsville Road
Midland, MI  48674                           Indianapolis, IN  46268
(517) 636-1000                               (317) 337-3000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          July 22, 1998
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].


                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
and its I.R.S.                   I.R.S. Identification No.
Identification No.               38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 Dow AgroSciences LLC
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box if a   (a)     [    ]
Member of a Group                    of a Group(b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)   [    ]



6)  Citizenship or Place of      The Dow Chemical Company -
Organization                     Delaware
                                 Rofan Services Inc. - Delaware
                                 Dow AgroSciences LLC - Delaware


Number of    7)  Sole Voting     24,766,157
Shares       Power
Beneficially _________________   _______________________________
Owned by     8)  Shared Voting
Each         Power               0
Reporting    _________________   _______________________________
Person With  9)  Sole            24,766,157
             Dispositive Power
             _________________   _______________________________
             10)  Shared         0
             Dispositive Power


11) Aggregate Amount             24,766,157
Beneficially owned by Each
Reporting Person as of July 22,
1998

12) Check Box if the Aggregate
Amount in Row (11) Excludes      [    ]
Certain Shares

13) Percent of Class
Represented by Amount in         68.3%
Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    Dow AgroSciences LLC         OO



       This Amendment No. 14 amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, Amendment No. 5 filed on March 13, 1997, Amendment No. 6 filed on April 15, 1997, Amendment No. 7 filed on May 2, 1997, Amendment No. 8 filed on May 22, 1997, Amendment No. 9 filed on July 11, 1997, Amendment No. 10 filed on November 14, 1997, Amendment No. 11 filed on January 20, 1998, Amendment No. 12 filed on March 17, 1998, and Amendment No. 13, filed on May 1, 1998 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.


Item 4. Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       On July 22, 1998, Dow AgroSciences and the board of directors of Mycogen executed an amendment (the "Amendment") to
Section 6.12 of the Exchange and Purchase Agreement dated as of January 15, 1996 (the "Exchange and Purchase Agreement"). The Amendment is filed as Exhibit 99(1) and the text of such exhibit is incorporated herein by reference. Also on July 23, 1998, Mycogen issued the press release filed herewith as Exhibit 99(2). The text of such exhibit is incorporated herein by reference.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.            Description

99(1)                  Amendment to Exchange and Purchase
                       Agreement dated July 22, 1998

99(2)                  Press Release dated July 23, 1998








                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1998


          THE DOW CHEMICAL COMPANY

          By:     /S/  G. MICHAEL LYNCH
          Name:   G. Michael Lynch
          Title:  Vice President and Controller


          ROFAN SERVICES INC.

          By:     /S/  JANE M. GOOTEE
          Name:   Jane M. Gootee
          Title:  Vice President


          DOW AGROSCIENCES LLC

          By:     /S/LOUIS W. PRIBILA
          Name:   Louis W. Pribila
          Title:  Vice President, Secretary and General Counsel